SIERRA WIRELESS, INC. AMENDED AND RESTATED 1997 STOCK OPTION PLAN Purpose. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options. ARTICLE I INTERPRETATION Definitions. As used in this Plan, the following words and terms will have the following1.1 meanings: “Board” means the board of directors of the Company;(a) “Committee” means the committee appointed by the Board to administer this Plan, or if(b) no committee is appointed, the Board; “Company” means Sierra Wireless, Inc. or any successor corporation;(c) “Disability” means the mental or physical state of an individual such that:(d) the Board, other than such individual, determine that such individual has been(i) unable, due to illness, disease, mental or physical disability or similar cause, to fulfil his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period; a court of competent jurisdiction has declared such individual to be mentally(ii) incompetent or incapable of managing his or her affairs; or in connection with a Participant holding an incentive stock option (intended to(iii) qualify under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), a condition in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months. “Effective Date” means May 17, 2011;April 28, 2021;(e) “Eligible Person” means any person who is:(f) a full-time employee or independent contractor of the Company and its(i) majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or 50749277.950749277.11

- 2 - 50749277.950749277.11 a consultant to the Company or a subsidiary in respect of whom the Company(ii) is permitted to grant Options; or an Outside Director of the Company or a subsidiary;(iii) “Expiration Date” means the expiration date specified in the Stock Option Certificate;(g) provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction. Subject to the foregoing, effective March 1, 1999, the Expiration Date shall not be more than 5 years after the date of the grant, and prior to March 1, 1999, the Expiration Date shall not be more than 10 years after the date of the grant; “Exercise Price” means the price at which a holder of an Option may purchase the(h) Shares issuable upon exercise of the Option; “First Vesting Date” means the first anniversary of the Start Vesting Date;(i) “Insider” has the meaning given to that term in the TSX rules relating to Security Based(j) Compensation Arrangements; “Option” means an award of an option to purchase Shares hereunder. To the extent so(k) designated in the Stock Option Certificate, an Option may be an incentive stock option, intended to qualify under section 422 of the Code. Only Participants who are actual employees of the Company (or a parent or subsidiary corporation, as defined in section 424 of the Code), as opposed to independent contractors or consultants, may receive incentive stock options; “Outside Director” means every director of the Company who is not a full-time(l) employee or independent contractor of the Company; “Participant” means every Eligible Person who is approved for participation in the Plan(m) by the Committee; “Plan” means this Amended and Restated 1997 Stock Option Plan, as further amended(n) from time to time; “Security Based Compensation Arrangement” has the meaning given to that term in(o) the provisions of the TSX rules relating to security based compensation arrangements; “Shares” means the Common Shares (of any series, if applicable) in the capital of the(p) Company and include any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed; “Start Vesting Date” means that date, determined by the Board when, in respect to a(q) particular grant of an Option under the Plan, vesting commences;

- 3 - 50749277.950749277.11 “Termination” or “Terminated” means, for purposes of this Plan with respect to a(r) Participant, that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company. An employee will not be deemed to have ceased to provide services in the case of: sick leave; or(i) any other leave of absence approved by the Committee, provided that such(ii) leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”). The foregoing notwithstanding, for Participants who possess incentive stock options, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Participant’s reemployment rights are guaranteed by statute or by contract; and “TSX” means the Toronto Stock Exchange.(s) ARTICLE II THE PLAN/GRANT OF OPTIONS Number of Shares Available. Subject to section 2.2 and Article 5, the total number of2.1 Shares reserved and available for grant and issuance pursuant to this Plan, as at the Effective Date, shall be the lesser of (a) a rolling number equal to 8.99.7% of the total issued and outstanding Shares from time to time; or (b)provided, that in no event will more than 7,000,000 Shares be issued in the form of incentive stock options intended to qualify under section 422 of the Code. Subject to section 2.2 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan. In addition to the foregoing: the maximum number of Shares issuable pursuant to the Plan, together with any Shares(a) issuable pursuant to any other Security Based Compensation Arrangement, from time to time, shall not exceed 8.99.7% of the number of issued and outstanding Shares from time to time; the number of Shares reserved for issuance to any one person pursuant to Options(b) granted under the Plan shall not exceed 5% of the issued and outstanding Shares; the maximum number of Shares which may be issuable pursuant to the Plan (together(c) with any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to all Insiders shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis from time to time;

- 4 - 50749277.950749277.11 the maximum number of Shares which may be issued pursuant to the Plan (together with(d) any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to all Insiders, within any one-year period, shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis from time to time; the number of Shares which may be issued pursuant to the Plan (together with any(e) Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the issued and outstanding Shares on a non-diluted basis from time to time; and the number of Shares which may be issued pursuant to the Plan (together with any(f) Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to Outside Directors shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis from time to time and the equity award value of any grant of Options (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $100,000 per year per Outside Director. All Shares issued on the exercise of Options in accordance with the terms of this Plan shall be issued from treasury by the Company as fully paid and non-assessable shares. Adjustment of Shares. In the event that the number of outstanding Shares is changed2.2 by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then: the number of Shares reserved for issuance under the Plan; and(a) the number of Shares subject to outstanding Options; and(b) the Exercise Prices of outstanding Options;(c) will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on the TSX or the Nasdaq Global Market on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee. Options. The Committee may grant Options to Eligible Persons and will determine the2.3 number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following: Form of Option Grant. Each Option granted under this Plan will be evidenced by a(a) stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate, called the “Stock Option Certificate”) which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

- 5 - 50749277.950749277.11 Date of Grant. The date of grant of an Option will be the date on which the Committee(b) makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option; Exercise Period. Options may be exercisable, up to the Expiration Date specified in the(c) Stock Option Certificate, while the Participant is in continuous service and has not ceased to provide services to the Company and in accordance with the following vesting schedule (unless an alternate vesting schedule is determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Certificate for such Participant or unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement): subject to paragraph (ii), this Option shall not vest nor be exercisable with(i) respect to any Shares until the First Vesting Date, on which date the Option will become vested and exercisable with respect to 12/48ths of the Shares and thereafter at the end of each full succeeding consecutive month after the First Vesting Date, the Option will become vested and exercisable as to an additional 1/48th of the Shares; and in the case of any employee on sick leave or any other approved leave of(ii) absence which is not a Termination hereunder, the Committee may make such provisions respecting suspension of vesting of the Option during the period of sick leave or leave of absence as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the Stock Option Certificate. If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines. The option shall expire on the Expiration Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiration Date; Exercise Price. The Exercise Price of an Option will be determined by the Committee(d) when the Option is granted and shall not be less than the closing market price of the Shares on the TSX (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) on the date of grant of the Option; Method of Exercise. Options may be exercised only by delivery to the Company of a(e) written stock option exercise agreement (the “Exercise Agreement”) in a form approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price, and any applicable taxes, for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit

- 6 - 50749277.950749277.11 documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise. Termination. Subject to earlier termination pursuant to Article 5 and notwithstanding(f) the exercise periods set forth in the Stock Option Certificate, exercise of an Option will always be subject to the following: if the Participant is Terminated for any reason other than the Participant’s death(i) or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate; and if the Participant is Terminated because of the Participant’s death or Disability,(ii) then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate; Limitations on Exercise. The Committee may specify a reasonable minimum number(g) of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable; Modification, Extension or Renewal. The Committee may modify, extend or renew(h) outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and Issuance of Shares. Provided that the Exercise Agreement and payment are in form and(i) substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto. ARTICLE III ADMINISTRATION Committee Authority. This Plan will be administered by the Committee or the Board3.1 acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to: construe and interpret this Plan, any Stock Option Certificate and any other agreement or(a) document executed pursuant to this Plan;

- 7 - 50749277.950749277.11 prescribe, amend and rescind rules and regulations relating to this Plan (subject to(b) Section 6.1); select Eligible Persons to receive Options under the Plan;(c) determine the form and terms of Options and Stock Option Certificates, not inconsistent(d) with the terms of the Plan; determine the Exercise Price of an Option;(e) determine the number of Shares to be covered by each Option;(f) determine whether Options will be granted singly, in combination with, in tandem with,(g) in replacement of, or as alternatives to, any other incentive or compensation plan of the Company; amend or modify each Option (subject to Section 6.1);(h) determine the vesting and exercisability of Options; and(i) correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any(j) Option, any Stock Option Certificate or any Exercise Agreement (subject to Section 6.1). Committee Discretion. Any determination made by the Committee with respect to any3.2 Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan. ARTICLE IV PRIVILEGES OF OWNERSHIP Voting and Dividends. No Participant will have any of the rights of a shareholder with4.1 respect to any Shares until the Shares are issued as evidenced by the appropriate entry on securities register of the Company. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares. Non-Transferability of Options. Options granted under this Plan, and any interest4.2 therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that with respect to any Option which is not an incentive stock option intended to qualify under section 422 of the Code, a Participant may transfer such Option to: (a) a trust created by the Participant for the benefit of his or her lawful spouse, child, or children; (b) such Participant’s lawful spouse, child or children; or (c) a corporation, all of the shares of which are owned by the Participant. Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable. Options under this Plan shall not be subject to execution, attachment or similar process. The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

- 8 - 50749277.950749277.11 ARTICLE V CORPORATE TRANSACTIONS Assumption or Replacement of Options by Successor. If the event of:5.1 a merger or consolidation in which the Company is not the surviving corporation (other(a) than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants); a merger in which the Company is the surviving corporation but after which shareholders(b) of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or the sale of substantially all of the assets of the Company,(c) any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 5.1, which substitution, provision or other consideration or issuance shall be binding on all Participants. In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 5.1, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable). Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of5.2 the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable. Assumption of Options by the Company. The Company, from time to time, also may5.3 substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: granting an Option under this Plan in substitution of such other company’s option; or(a) assuming such option as if it had been granted under this Plan if the terms of such(b) assumed option could be applied to an Option granted under this Plan.

- 9 - 50749277.950749277.11 Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. ARTICLE VI AMENDMENT OR TERMINATION OF PLAN Board May Amend. The Board shall have the power to, without shareholder approval,6.1 at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting of Options; provided, however that: such amendment, suspension or termination is in accordance with applicable laws and(a) the rules of any stock exchange on which the Shares are listed; no such amendment, suspension or termination shall be made at any time to the extent(b) such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing; the Board shall obtain shareholder approval of the following:(c) any amendment to the maximum number of Shares specified in section 2.1 in(i) respect of which Options may be granted under the Plan (other than pursuant to section 2.2); any amendment that would reduce the exercise price of an outstanding Option(ii) (as defined in applicable securities laws), other than pursuant to section 2.2; any amendment that would extend the term of any Option granted under the(iii) Plan beyond the Expiration Date; any cancellation and re-issue of Options;(iv) any amendments to Eligible Participants that may permit the introduction or(v) re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on Outside Director participation; any amendment which would permit Options granted under the Plan to be(vi) transferable or assignable other than for normal estate settlement purposes; and any amendment to this section 6.1(c).(vii)

- 10 - 50749277.950749277.11 Powers of the Board Following Termination of the Plan. If the Plan is terminated,6.2 the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect. ARTICLE VII GENERAL No Obligation to Employ. Nothing in this Plan or any Option granted under this Plan7.1 will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause. Term of Plan. Unless earlier terminated as provided herein, this Plan will terminate 107.2 years from the Effective Date or, if earlier, the date of shareholder approval. Governing Law. This Plan and all Options granted under this Plan shall be governed by7.3 and construed in accordance with the laws of the Province of British Columbia. Notices. Any notice required to be given or delivered to the Company under the terms of7.4 this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three (3) days after deposit in the mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by confirmed facsimile, rapidfax or telecopier. Successors and Assigns. The Company may assign any of its rights under this7.5 Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor any7.6 provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases. * * * *